

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via Email
Majken Hummel-Gumaelis
Chief Executive Officer
Business Marketing Services, Inc.
350 Madison Avenue, 8th Floor
New York, NY 10017

> **Re: Business Marketing Services, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 333-152017**

Dear Ms. Hummel-Gumaelis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 9(A). Controls and Procedures, page 11

1. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2012 or the interim periods in 2013. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filings to provide the required management's report on internal control over financial reporting. In completing your evaluation, you may find the following documents helpful:
    ▪ the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76) available at http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77) available at http://sec.gov/rules/interp/2007/33-8810.pdf; and
- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure available at (http://www.sec.gov/info/smallbus/404guide.shtml).

2. We note that you have concluded that your disclosure controls and procedures are not effective. Please file an amended Form 10-K for the year ended December 31, 2012 to disclose in greater detail the nature of the material weakness identified. In this regard, also revise to disclose the specific steps that you have taken, if any, to remediate the material weakness and whether you believe the material weakness still exists at the end of the period covered by the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief